

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

David J. Schwartz, Esq.
Toys "R" Us Property Company II, LLC
One Geoffrey Way
Wayne, NJ 07470

> Re: **Toys "R" Us Property Company II, LLC**
> **Registration Statement on Form S-4**
> **Filed August 4, 2010**
> **File No. 333-168515**

Dear Mr. Schwartz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Prospectus Summary

The Transactions, page 2

2.   We note the disclosure on page 2 that the proceeds from the offering and sale of your outstanding notes were used to repay the outstanding loan balance under the loan and security agreements and related mezzanine loans. Please revise your disclosure within this section please provide additional details regarding the loan, including the lender and the amount of principal balance repaid, and identify or otherwise clarify the "certain real properties and leaseholds interests" acquired from Toys-Delaware for $120 million.

3.   We note your reference to the MPO Sales Transaction, but we are unable to locate the description. Please briefly describe the material terms of this transaction in this section.

Corporate Structure, page 3

4.   We note your reference to MPO Properties, LLC on page 2 and your disclosure on page F-7 in the notes to the financial statements that you acquired substantially all of the net assets of your affiliate, MPO Holdings, LLC and its consolidated subsidiaries on November 20, 2009. Please revise your corporate structure chart to include MPO Properties, LLC, your equity sponsors and MPO Holdings, LLC, as appropriate. In addition, please revise to include MPO Properties, LLC in your list of referenced definitions on page ii.

Risk Factors

5.   We note the disclosure in the introductory paragraph: "However, additional risks and uncertainties not presently known to us or that we currently believe to be less significant than the following risk factors may also adversely affect our business and operations." Please revise to remove the reference to additional risks and uncertainties. It is not appropriate to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be immaterial may, at a later date, be material. All material risk factors should be described and risks that are deemed to be immaterial should not be referenced.

"Changes to accounting rules or regulations may adversely affect Toys-Delaware's results of operations," page 26

6.   As written, the risk discussed here applies to companies in and outside of your industry. As such, it appears to be both overly broad and generic. Please revise to clarify how this risk is specific to you or remove the risk factor.

 "We, Toys-Delaware or TRU may become subject to bankruptcy proceedings and in that event our respective rights…," page 29

7.   We note that you believe that if your Master Lease were presented to a court, the court would hold that the Master Lease constitutes a true lease. Please revise to remove this mitigating language from the risk factor.

Selected Historical Financial Data of the Company, page 45

8.   Please tell us how you have complied with Item 3(e) of Form S-4, or tell us how you determined it was not necessary to include pro forma financial information within your selected financial data.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company

Results of Operations

Fiscal 2008 Compared to Fiscal 2007

Depreciation, page 53

9.   Please tell us and revise your filing to disclose why you had accelerated depreciation during fiscal 2008.

Indebtedness of TRU

Outstanding Indebtedness of TRU

£351 million U.K. real estate senior and £62 million U.K. real estate junior credit facilities, due fiscal 2013 ($536 million and $94 million at May 1, 2010, respectively), page 96

10.   Please revise your filing to remove reference to Note 1 of TRU's condensed consolidated financial statements, as you have not included these financial statements within this Form S-4.

Business of the Company, page 100

11.   Please expand your discussion on page 100 to describe your relationship with MPO Properties, LLC and how MPO Properties, LLC obtained its properties.

12.   Please tell us how you determined the Master Lease reflects arms' lengths terms and conditions or revise your filing to remove this representation.

13.   We note that TRU allocated to the company approximately 131 stores, of which 129 such stores remain in the company as of May 1, 2010. Please disclose whether those two stores were sold and briefly describe such dispositions. In addition, please describe, as applicable, any limitations on asset sales or other covenants that were applicable to such dispositions, and whether such limitations or covenants remain in place.

Portfolio Overview, page 101

14.   We note your risk factor on page 18 which states that several of your properties are subject to rights of first refusal upon sale. Please expand this section to include a discussion of the material encumbrances on your properties.

Management, page 111

15.	We note your disclosure that the members of the board of managers of Giraffe Holdings consist of certain executive officers of TRU and that the function of the executive officers of the company are fulfilled by certain executive officers of TRU. Please specify which executive officers of TRU are members of the board of managers of Giraffe Holdings and which executive officers of TRU also serve as one of your executive officers.

16.	Please provide the information required by Items 404 and 407(a) of Regulation S-K or tell us where such information may be found.

Directors of TRU, page 112

17.	Please provide the information required by Item 401(e) for each of the directors of TRU.

The Master Lease and Certain other Related Party Transactions, page 114

18.	Please revise this section to include the date the Master Lease commenced.

Base Rent, page 114

19.	We note your disclosure in Note 3 to your Financial Statements on page F-11 that your anticipated future base rents to be received under the Master Lease are slightly different for each of the years 2010, 2011, 2013 and 2014. Please disclose briefly why base rent will change from year-to-year.

Description of the Notes

Note Guarantees, page 132

20.	We note that all of your future subsidiaries will guarantee your notes. Within this section please state whether you will register any future note guarantees pursuant to the Securities Act of 1933.

Financial Statements

Audited Financial Statements of Toys "R" Us Property Company II, LLC

Notes to Financial Statements

Note 2 – Real Estate, Net

Net Properties Held for Sale, page F-10

21.   It appears that certain properties may have been classified as held for sale in excess of one year. Please tell us in detail how these properties have continued to meet the criteria in paragraphs 9-11 of ASC 360-10-45 to be classified as held for sale. Within your response, specifically address the classification of these assets as held for sale in excess of one year.

Note 3 – Leases

As lessor, page F-11

22.   Please tell us how you complied with paragraph 4 of ASC 840-10-35; specifically, tell us if you considered the Amended and Restated Master Lease Agreement to be a new agreement. To the extent you considered this amendment to be a new agreement, please tell us how this new agreement impacted your calculation of straight-line rent receivable.

Audited Financial Statements of Toys "R" Us – Delaware, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 14 – Litigation and Legal Proceedings, page F-65

23.   We note your disclosure regarding antitrust litigation. We also note that you have not disclosed in your financial statement footnotes:

     a. the possible loss or range of loss; or

     b. a statement that an estimate of the loss cannot be made

ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances, if any, where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Item 21. Exhibits and Financial Statement Schedules

(b) Financial Statement Schedules

Schedule III – Real Estate and Accumulated Depreciation, page II-3

24.   Please tell us how you complied with Rule 5-04 of Regulation S-X, or tell us how you determined it was not necessary to include information for your real estate related to buildings and improvements located on ground leased properties.

Exhibits

25.   We note that you have omitted certain schedules and exhibits from exhibit 10.1. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Michael D. Nathan
       Simpson Thacher & Bartlett LLP
       Via Facsimile: (212) 455-2502